UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(b) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑	Annual report pursuant to section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2008

☐	Transaction report pursuant to section 15(d) of the Securities Exchange Act of 1934

     (no fee required)

For the transition period from_________________to_____________

Commission file number 1-12933

A.	Full title of the plan and the address of plan, if different from that of the issuer named below:

AUTOLIV ASP, INC.

EMPLOYEE SAVINGS AND
INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AUTOLIV, INC.

World Trade Center
Klarabergsviadukten 70, SE-1C724
Stockholm, Sweden
Telephone number, including area code: +46 8 587 20 600

Audited Financial Statements and
Supplemental Schedule
Autoliv ASP, Inc. Employee Savings and Investment Plan
As of December 31, 2008 and 2007 and for the Year Ended
December 31, 2008
With Report of Independent Registered
Public Accounting Firm

Autoliv ASP, Inc.
Employee Savings and Investment Plan
Audited Financial Statements and Supplemental Schedule
As of December 31, 2008 and 2007 and for the Year Ended December 31, 2008

Report of Independent Registered Public Accounting Firm
Savings Trust Investment Committee
   and Savings Plan Administrative Committee
Autoliv ASP, Inc. Employee Savings and Investment Plan
We have audited the accompanying statements of net assets available for benefits of Autoliv ASP, Inc. Employee Savings and Investment Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with US generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young
Salt Lake City, Utah
June 25, 2009

Autoliv ASP, Inc.
Employee Savings and Investment Plan
Statements of Net Assets Available for Benefits

	December 31
	2008	2007
Assets
Investments, at fair value	$229,700,242	$270,767,709

Net assets available for benefits, at fair value	229,700,242	270,767,709

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,012,194)	(429,209)

Net assets available for benefits	$227,688,048	$270,338,500

See accompanying notes.

Autoliv ASP, Inc.
Employee Savings and Investment Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2008

Additions to (deductions from) net assets attributed to:
Investment income:
Net realized and unrealized depreciation in fair value of investments	$(55,938,929)
Interest income	3,931,484
Dividend income	212,895

Net investment loss	(51,794,550)

Contributions:
Participants	15,394,163
Employer	7,017,890
Rollover contributions by participants	2,698,812

Total contributions	25,110,865

Withdrawals by participants	15,675,489
Administrative expenses	291,278

Net decrease	(42,650,452)

Net assets available for benefits:
Beginning of year	270,338,500

End of year	$227,688,048

See accompanying notes.

Autoliv ASP, Inc.
Employee Savings and Investment Plan
Notes to Financial Statements
December 31, 2008
1. Description of Plan
The following description of the Autoliv ASP, Inc. Employee Savings and Investment Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan established to provide eligible employees with an incentive to make systematic savings for retirement from current income through payroll deductions. The Plan is subject to the provisions of the Internal Revenue Code (the Code), section 401(a) and the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Substantially all domestic employees of Autoliv ASP, Inc. (the Company) are eligible to participate in the Plan. Employees become eligible participants upon date of hire, without satisfying any age or service requirements.
Contributions
Participation in the Plan is voluntary. Participants make contributions to the Plan for any whole percentage up to a maximum of 50% of base pay, not to exceed the Code limit. Participants can elect to treat their contributions on a before and/or after-tax basis. The Company contributes an amount equal to 100% of the first 3% of the participants’ compensation contributed to the Plan and 50% of the next 2% of participants’ compensation contributed to the Plan.
Employee and employer contributions are allocated among any of the Plan’s investment fund options in accordance with participants’ elections. Participants may transfer amounts from one investment fund to another.
Unless the Plan is otherwise notified, all employees except non-U.S. citizens who have elected not to participate, are automatically enrolled into the age appropriate Target Maturity Strategy Fund at a contribution rate of 5% of base pay for 2008. The initial automatic deferral increases annually in 1% increments to a maximum of 10%, absent an alternate election made by the participant.

Autoliv ASP, Inc.
Employee Savings and Investment Plan
Notes to Financial Statements (continued)
1. Description of Plan (continued)
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions, and (b) Plan earnings, and is charged with an allocation of certain administrative expenses not paid by the Company. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are immediately vested in employee and employer contributions and earnings, if any, thereon.
Participant Loans
Active participants may obtain loans from the Plan. The maximum loan amount is subject to certain restrictions of the Code and Plan provisions, and each loan is secured by the participant’s account balance. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The interest rate on loans is the trustee’s prime rate, plus 1%. Loan interest rates are reviewed monthly and adjusted prospectively. Principal and interest are paid through payroll deductions.
Payment of Benefits
On termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account, or upon death, disability or retirement, elect to receive annual installments over a ten-year period. Benefits are recorded when paid.
Administrative Expenses
With the exception of fees paid to an insurance company for certain investment contracts, substantially all administrative and general expenses of the Plan are paid by the Company.

Autoliv ASP, Inc.
Employee Savings and Investment Plan
Notes to Financial Statements (continued)
1. Description of Plan (continued)
Plan Termination
Although it has not expressed any intent to do so, the Company has the right to terminate, amend, modify or suspend the Plan at any time. In the event the Plan is terminated, the entire value of the investment funds shall be applied for the exclusive benefit of participants, and no part of the funds will revert to the Company. Upon termination of the Plan, the Company will have no obligation to continue making contributions to the Plan.
2. Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.
Fully Benefit-Responsive Investment Contracts
Fully benefit-responsive investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to fully benefit-responsive investment contracts. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through participation in the New York Life Separate Account, a Guaranteed Investment Contract fund. Investments in the accompanying statements of net assets available for benefits present the fair value of the New York Life Separate Account as well as the adjustment of the portion of the New York Life Separate Account related to fully benefit-responsive investment contracts from fair value to contract value.
New Accounting Pronouncements
In September 2006, the Financial Accounting Standards Board issued Statement on Financial Accounting Standards No. 157 (FAS 157), Fair Value Measurements. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. FAS 157 is

Autoliv ASP, Inc.
Employee Savings and Investment Plan
Notes to Financial Statements (continued)
2. Significant Accounting Policies (continued)
effective for financial statements issued for fiscal years beginning after November 15, 2007. The Plan adopted FAS 157 for all financial assets and liabilities required to be measured at fair value as of January 1, 2008. The application of FAS 157 has not had a significant impact on earnings or financial position of the Plan.
Investment Valuation and Income Recognition
All of the Plan investments are held in trust at the Northern Trust Company. The Northern Trust Company acts as the Plan’s trustee and custodian.
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan’s management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
3. Investments
Effective June 15, 2007, the Northern Institutional Small Company Index Portfolio was replaced with the Northern Trust Global Investments Daily Russell 2000 Equity Index Fund. The funds have similar investment strategies; however the new fund is larger and the Plan’s investment Committee believes it will be a more stable fund. Additionally, as of June 15, 2007, no additional contributions were allowed into the Autoliv, Inc. Common Stock Fund. All remaining investments in the Autoliv, Inc. Common Stock Fund as of June 15, 2008, were moved to the age appropriate Target Maturity Strategy Fund.

Autoliv ASP, Inc.
Employee Savings and Investment Plan
Notes to Financial Statements (continued)
3. Investments (continued)
During 2008, the Plan’s investments (including investments purchased, sold as well as held during the year) depreciated in fair value as follows:

Net Realized
and Unrealized
Depreciation in
Fair Value
During the Year
Fair value as determined by quoted market prices:
Common and collective trust funds	$(49,577,573)
Autoliv, Inc. Common Stock Fund	(644,802)
Mutual funds	(5,716,554)

$(55,938,929)

The fair value of individual investments that represent 5% or more of the fair value of the Plan’s net assets available for benefits are as follows:

	December 31
	2008	2007

New York Life Separate Account Guaranteed Investment Contract	$108,720,466	$83,191,320
NTGI-QM Collective Daily S&P 500 Equity Index Fund	47,040,111	70,820,108
Northern Institutional International Equity Index Portfolio	17,607,851	27,742,866
Northern Trust Global Investments Daily Russell 2000 Equity Index Fund	14,302,320	22,205,505
NTGI-QM Collective Daily Aggregate Bond Index Fund	11,693,109	9,821,605
NTGI-QM Collective Daily S&P Mid Cap 400 Equity Index Fund	10,842,597	15,909,972
Autoliv, Inc. Common Stock Fund	—	15,349,612

Autoliv ASP, Inc.
Employee Savings and Investment Plan
Notes to Financial Statements (continued)
4. Fair Value Measurements
FAS 157, Fair Value Measurements, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entities’ assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The three levels of the fair value hierarchy under FAS 157 are described as follows:
Level 1 — Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities. Valuation adjustments and block discounts are not applied to level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.
Level 2 — Valuation methodology includes:
•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the asset or liability;

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means
If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability
Level 3 — Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Autoliv ASP, Inc.
Employee Savings and Investment Plan
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Investments in common stock are recorded at fair value as determined by quoted prices in active markets. Shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The fair values of participation units in common and collective trust funds are based on quoted redemption values on the last business day of the Plan year. The separate account guaranteed investment contract is valued based on the fair market value of the underlying assets. Short-term investment fund units are purchased daily for any uninvested cash. These units are valued at par, which is equal to the redemption value. Participant loans are valued at their outstanding balances, which approximate fair value.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Plan Sponsor’s own assumptions are set to reflect those that it believes market participants would use in pricing the asset or liability at the measurement date. The Plan Sponsor uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Autoliv ASP, Inc.
Employee Savings and Investment Plan
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
The following table sets forth by level, within the fair value hierarchy, information about the Plan’s investments measured at fair value as of December 31, 2008:

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Guaranteed Investment Contract	$—	$108,720,466	$—	$108,720,466
Common and Collective Trust Funds	101,485,988	—	—	101,485,988
Mutual Funds	7,989,362	—	—	7,989,362
Short-term Investment Fund	2,354,103	—	—	2,354,103
Participant loans	—	—	9,150,323	9,150,323

Total	$111,829,453	$108,720,466	$9,150,323	$229,700,242

The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008.

Participant
Loans
Balance, beginning of year	$9,482,521
Repayments	(4,802,255)
New loans taken	4,470,057

Balance, end of year	$9,150,323

5. Separate Account Guaranteed Investment Contract
Fully benefit responsive investment contracts are required to be reported at fair value in the Plan’s statement of net assets available for benefits with a corresponding adjustment to reflect these investments at contract value. Contract value represents the contributions under the contract plus reinvested income at the crediting rate less any withdrawals and expenses. Contract value is the amount the participants would receive if they were to initiate permitted transactions under the terms of the Plan. The crediting interest rate for the investment contract is reset annually by the issuer based on market performance and cannot be less than zero percent.

Autoliv ASP, Inc.
Employee Savings and Investment Plan
Notes to Financial Statements (continued)
5. Separate Account Guaranteed Investment Contract (continued)
Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (3) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
The separate account guaranteed investment contract does not permit the issuer to terminate the agreement prior to the scheduled maturity date.
The average yield earned by the Plan for the fully benefit-responsive investment contracts for the year ended December 31 are:

	2008	2007

Average yields:
Based on actual earnings	4.81%	4.41%
Based on interest rate credited to participants	4.81%	4.41%
6. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated May 14, 2002 stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.
7. Party-In-Interest Transactions
During 2008, the Plan received dividends from Autoliv, Inc. of $212,895. Purchases of Autoliv, Inc. common stock amounted to $111,048 and sales of Autoliv, Inc. common stock were $8,486,536 in 2008.

Autoliv ASP, Inc.
Employee Savings and Investment Plan
Notes to Financial Statements (continued)
8. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
9. Filing Requirement
During 2008, the option of investing in Autoliv, Inc. Common Stock was eliminated. As a result, further filings with Securities and Exchange Commission are no longer required; however, the Company plans to voluntarily file its Annual Report on Form 11-K for 2008, the final year in which this option was offered.

Supplemental Schedule

Autoliv ASP, Inc.
Employee Savings and Investment Plan
EIN: 36-3640053 Plan 036
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)
December 31, 2008

		(c)
		Description of Investments,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Par	Current
(a)	Lessor or Similar Party	or Maturity Value	Value

**	New York Life Separate Account Guaranteed Investment Contract	Interest at 4.81%	$106,708,272
*	NTGI-QM Collective Daily S&P 500 Equity Index Fund	6,242,924 units	47,040,111
*	Northern Institutional International Equity Index Portfolio	2,212,474 shares	17,607,851
*	Northern Trust Global Investments Daily Russell 2000 Equity Index Fund	1,279,542 shares	14,302,320
*	NTGI-QM Collective Daily S&P Mid Cap 400 Equity Index Fund	1,453,800 units	10,842,597
*	NTGI-QM Collective Daily Aggregate Bond Index Fund	1,036,881 units	11,693,109
	Dodge & Cox International Fund	208,928 shares	4,575,524
*	Participant Loans	Interest rates ranging
		from 5.0% to 10.5%,
		maturing through 2018	9,150,323
*	Northern Trust Short-Term Investment Fund	2,354,103 units	2,354,103
	Buffalo Small Cap Fund	127,629 shares	2,089,283
	Scudder Dreman Small Cap Value S Fund	54,915 shares	1,324,555

			$227,688,048

*	Party-in-interest to the Plan

**	Benefit-responsive traditional Guaranteed Investment Contracts are reported at contract value.
All investments are participant directed. Accordingly, column (d) “cost” is not applicable.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AUTOLIV ASP, INC. EMPLOYEE SAVINGS AND INVESTMENT PLAN
Date: June 29, 2009	/s/ Ryan Woolf
Ryan Woolf
Treasurer

EXHIBIT INDEX

Exhibit
No.	Description
23.1	Consent of Independent Registered Public Accounting Firm